June 5, 2014

VIA EDGAR TRANSMISSION AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Zalicus Inc.
Registration Statement on Form S-4
Filed May 8, 2014
File No. 333-195818

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Zalicus Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington, DC time) on Friday, June 6, 2014 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Joseph L. Johnson III or Danielle M. Lauzon of Goodwin Procter LLP at (617) 570-1633 or (617) 570-1955, respectively.

Sincerely,

/s/ Justin A. Renz
Justin A. Renz Executive Vice President and Chief Financial Officer

United States Securities and Exchange Commission

June 5, 2014

cc:	Amy Reischauer, United States Securities and Exchange Commission (via facsimile to (202) 772-9198)
Brian J. Pitko, United States Securities and Exchange Commission (via facsimile to (202) 772-9198)
Joseph L. Johnson III, Esq., Goodwin Procter LLP (by hand)
Danielle M. Lauzon, Esq. Goodwin Procter LLP (by hand)

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